Exhibit 99.1

 [convenience translation]

G. Willi-Food International Ltd.
(hereinafter: “the Company”)

Updated Compensation Policy for Company Officers
(hereinafter: “the policy” and/or “the compensation policy”)

Table of Contents

1.	The Objective of the Document	3

2.	Background	3

3.	The Objective of the Compensation Policy	3

4.	Parameters for Examining the Compensation Policy	4

5.	Ratio between the Officers’ Compensation and Compensation of other Company Employees	4

6.	The Compensation Terms - General	4

7.	The Compensation Terms – Fixed Component	5

8.	The Compensation Terms – Advance Notice and Retirement Terms	6

9.	The Compensation Terms – Variable Component	7

10.	Ratio between the Fixed Compensation Components and the Variable Component	10

11.	Directors’ Remuneration (Other than the Company’s Chairman of the Board and President)	10

12.	Release, Indemnification and Insurance of Officers	11

1.            The Objective of the Document

The objective of this document is to define and describe the Company’s officer compensation policy as required in Amendment 20 to the Companies Law – 1999 (hereinafter: “Amendment 20” and “the Companies Law”, respectively).

It is emphasized that this policy does not grant rights to the Company’s officer, and the adoption of this compensation policy in itself does not grant the right to any officer of the Company to receive any of the compensation components described in the compensation policy. The compensation components that the officer will be entitled to receive will be only those that are specifically approved for the officer by the Company’s authorized bodies, subject to the provisions of any applicable law.

If an officer should receive compensation that is less than the compensation provided in this policy, it will not be considered a deviation or exception from this policy, and the officer’s terms of employment as aforesaid shall not require the approval of the general shareholders’ meeting that is required for approving terms of service and employment that deviate from the compensation policy.

The compensation policy will apply to compensation approved as of the date of adoption of the policy by the Company’s general shareholders’ meeting. The masculine form is used in this policy for convenience purposes only and it refers to both women and men equally.

2.            Background

According to the requirements of Amendment 20, on November 28, 2013, the Company’s Board of Directors appointed a Compensation committee, whose members are the Company’s two external directors and an independent director whose terms of service are identical to those of the Company’s external directors. The compensation committee is headed by an external director.

3.            The Objective of the Compensation Policy

The purpose of the proposed compensation policy is to help in achieving the goals and work plans of the Company, including for the long term, by:

3.1
Creating a reasonable and appropriate set of incentives for the Company’s officers while taking into consideration, inter alia, the Company’s characteristics, business activity, risk management policy and work relations.

3.2
Providing the tools necessary for recruiting, motivating and retaining talented and skilled officers in the Company, who will be able to contribute to the Company and maximize its profits in the long term.

3.3
Putting an emphasis on performance based compensation, and tying the officers to the Company and its performance, by matching the officers’ compensation to their contribution to achieving the Company’s goals and maximizing its profits, from a long-term point of view and according to their position.

3.4	Creating proper balance between the various compensation components (such as fixed versus variable components and short-term versus long-term).

The combination of the various compensation components described in this document is intended to create a balance and appropriate ratio between the fixed compensation and the variable compensation so as to create a performance based compensation system that promotes the Company’s goals and corresponds with its risk management policy.

4.           Parameters for Examining the Compensation Policy

Presented hereunder are the general parameters that will be considered when examining the compensation terms of the Company’s officers:

4.1           The officer’s education, skills, expertise, professional experience and achievements.
4.2	The officer’s position and level of responsibility and previous employment agreements that were signed between the Company and the officer.
4.3	The officer’s contribution to the Company’s performance, profits and stability.
4.4	The level of responsibility borne by the officer due to his position in the Company.
4.5	The need of the Company to retain the officer in view of the officer’s special skills, knowledge and/or expertise.

5.	Ratio between the Officers’ Compensation and Compensation of other Company Employees

When determining the compensation terms of the Company’s officers, one of the aspects that will be examined is the ratio between the terms of service of each one of the Company’s officers and the average and median cost of employment of the Company’s employees (including contract workers) while taking into consideration the nature of the officer’s position, his seniority, his level of responsibility and the number of the Company’s employees. In the course of preparing the compensation policy described hereunder, the compensation committee and Board of Directors examined the ratio between the service terms of officers that derive from the adoption of this policy and the average and median cost of employment of the Company’s employees. The compensation committee and Board of Directors decided that these ratios are reasonable and will not have a negative effect on work relations in the Company. Presented hereunder are the aforesaid ratios (according to the compensation ceilings) (*):

Position	According to the average employment cost of the Company’s other employees(*)	According to the median employment cost of the Company’s other employees (*)
Chairman of the Board ~~/President~~, Deputy Chairman of the Board and CEO	57	60
~~CEO~~	~~18~~	~~19~~
Deputy CEO and CFO	12	13
Other officers who are not directors	10	10

(*) The ratios listed above factor the maximal compensation available under the terms of the Compensation Policy, and are not definitive, such that they are forward-looking and it is possible that the actual figures will be lower.

6.            The Compensation Terms – General

6.1
The compensation terms proposed to an officer of the Company will be determined with reference to the existing compensation terms of other Company officers and the compensation terms that are accepted in the market and industry for officers in similar positions.

6.2
The Company will be permitted to grant the officers (all or part) a compensation plan that includes a salary, commissions (for officers filling a relevant position), a cash award (bonus) and/or share-based payment.

6.3
Furthermore, the Company will provide arrangements for the termination of work relations, according to that accepted in the industry and the Company’s customary practices on this matter as detailed in Paragraph 8 hereunder.

6.4
The employment period of the officers shall not exceed 3 years or will be unlimited with the Company being permitted to terminate it without cause by providing an advance notice as detailed in Paragraph 8.1.

6.5	The compensation policy does not derogate from the provisions of agreements or compensation that were approved before adoption of this compensation policy.

7.	The Compensation Terms – Fixed Component

7.1	General

7.1.1
The base salary constitutes fixed compensation the purpose of which is to compensate the officer for the time and resources he invests in performing his position in the Company and for performing the ongoing duties required by his job.

The base salary of the officer will be determined in the negotiation regarding his employment with the Company, according to the parameters detailed in Paragraphs 4 and 5 above, while taking into consideration the existing salary terms of other Company officers, and it can be determined also with reference to accepted salary terms in the market and industry for officers holding similar positions in comparable companies.
In this document “management fees” or “salary cost” mean the Company’s cost of employment, including related benefits as mentioned in Paragraph 7.3 and excluding accounting provisions in respect of past commitments.

7.2           Base salary
The Company’s  ~~Chairman of the Board and President~~ CEO

7.2.1
The monthly salary cost/monthly management fees of the Company’s ~~Chairman of the Board and President~~ CEO (including related benefits as detailed in Paragraph 7.3 and excluding bonuses and equity compensation) shall not exceed NIS 140 thousand for a full time position (in the case of a lower than 100% position, the ceiling of the aforesaid salary cost will be calculated on a proportionate basis).  The salary cost will be linked to the Israeli Consumer Price Index known on the date this policy comes into effect.

Changes in the salary terms of these officers will be made according to the provisions and approvals required by law.

The Company’s~~CEO (hereinafter: “the CEO”)~~ Chairman of the Board and the Deputy Chairman
7.2.3
The monthly salary cost/monthly management fees of the ~~CEO~~Company’s Chairman of the Board or the Deputy chairman (including ~~a 13th salary and~~  related benefits as detailed in Paragraph 7.3 and excluding bonuses and equity compensation) shall not exceed NIS ~~80~~  140 thousand for a full time position (in the case of a lower than 100% position, the ceiling of the aforesaid salary cost will be calculated on a proportionate basis).
Notwithstanding the foregoing, if and to the extent that the Chairman receives salary/management fees then there will be no position of a paid Deputy Chairman.  If a paid Deputy Chairman is appointed, then the joint monthly salaries/management fees of the Chairman and Deputy Chairman will not be greater than NIS 140 thousand for a full time position (in the case of a lower than 100% position, the ceiling of the aforesaid salary cost will be calculated on a proportionate basis).

The salary cost will be linked to the Israeli Consumer Price Index known on the date this policy comes into effect.
Changes in the salary/monthly management fees terms of these officers will be made according to the provisions and approvals required by law.
The Deputy CEO and CFO
7.2.3
The monthly salary cost/monthly management fees of the Deputy CEO and CFO (including a 13th salary and related benefits as detailed in Paragraph 7.3 and excluding bonuses and equity compensation) shall not exceed NIS 70 thousand for a full time position (in the case of a lower than 100% position, the ceiling of the aforesaid salary cost will be calculated on a proportionate basis). The salary cost will be linked to the Israeli Consumer Price Index known on the date this policy comes into effect.

Other officers who are not directors (“the other officers”)
7.2.4
The monthly salary cost/monthly management fees of the other officers (including a 13th salary and related benefits as detailed in Paragraph 7.3 and excluding bonuses and equity compensation) shall not exceed NIS 60 thousand for a full time position (in the case of a lower than 100% position, the ceiling of the aforesaid salary cost will be calculated on a proportionate basis). The salary cost will be linked to the Israeli Consumer Price Index known on the date this policy comes into effect.

7.3	Related benefits
The officers will be entitled to social benefits as provided under law. In addition, the officer’s salary package can include additional benefits, such as a car (including grossing up the related tax), an annual paid vacation that is longer than that prescribed in the law, health insurance, etc. These benefits will be as accepted in the Company on the date of approving the compensation policy, and may be examined from time to time and be adjusted by the compensation committee.

7.4
In addition to the related benefits, the officers will be entitled to a reimbursement of reasonable expenses they incur while performing their duties (such as a cell phone and food and lodging), at an annual amount that does not exceed NIS 60 thousand for the Company’s Chairman of the Board ~~and President~~, Deputy Chairman, and for the Company's CEO (each), and NIS 12 thousand for each of the other officers and the Deputy CEO. In the case of a lower than 100% position, the ceiling of the reimbursement of reasonable expenses will be calculated on a proportionate basis.

8.	The Compensation Terms – Advance Notice and Retirement Terms

8.1	Advance notice
8.1.1
The advance notice period for termination of employment will be determined on an individual basis with each officer, with reference to the parameters detailed in Paragraph 4 above and to the advance notice periods prescribed in employment agreements of the other Company officers and the advance notice periods accepted in the market and industry for officers holding similar positions.

8.1.2
With regard to Company officers who on the date of approving the compensation policy have personal employment agreements that refer to the advance notice period, there will be no change in this period as provided in their employment agreements. In any event, the advance notice period of each officer is limited to the following ceilings:

Position	Ceiling in terms of time
~~Company Chairman of the Board~~	~~Up to 6 months in case of resignation/up to 18 months in case of dismissal~~
~~Company President~~
Company's~~CEO~~Chairman of the Board, Deputy Chairman of the Board, Company's CEO and any other officers	Up to 4 months
~~Other officers~~	~~Up to 4 months~~

8.1.3
The Company, with the approval of the Compensation committee, will be permitted to demand from the officer to continue his service during the advance notice period or to conclude his service before the end of the advance notice period. It is clarified that the employee will be entitled to the full amount of the payment due to him in respect of the advance notice period.

8.1.4
The officers will be entitled to the payment of related benefits in the advance notice period. It is clarified that ~~other than the Company’s Chairman of the Board and President~~ , an officer that did not actually work in the advance notice period will not be entitled to the payment of bonuses for that period.

8.2	Retirement grants
8.2.1	The Company’s Board of Directors will be permitted to approve retirement grants as indicated hereunder.
8.2.2	The entitlement to a retirement grant, in terms of the officer’s monthly salaries, shall not exceed the limits presented in the table below:

Position	Employment period less than 5 years	Employment period more than 5 years
Company's Chairman of the Board
~~100% of the annual management fees mentioned in Paragraph 7.2.1 above. In addition, these officers will be entitled to bonuses in respect of the Company’s results of operations for one year after the retirement date. It is clarified that the right to a retirement grant and bonuses as aforesaid applies in the case of resignation only~~.
Up to 6 monthly salaries.
.
~~2 monthly salaries~~
~~3 monthly salaries~~

~~Company President~~
Deputy Chairman of the Board
Company's CEO
Other officers	2 monthly salaries1	3 monthly salaries

8.2.3	The retirement grants will be discussed by the compensation committee that will provide its recommendation to the Board of Directors, and will comply with all the following conditions:
▪	The officer was employed by the Company for at least two years.
▪	Throughout his period of employment the officer has made a significant contribution to advancing the Company’s business.
▪	The officer is not leaving the Company’s employ under circumstances justifying the non-payment of severance pay.
▪	The Company’s ~~President~~ Chairman of the Board and CEO (or Chairman of the Board in the event of the CEO or Deputy Chairman retiring) recommended the payment of a retirement grant.

9.	The Compensation Terms – Variable Component

9.1	Cash bonus (hereinafter: “bonus”)
9.1.1	The Company is permitted to grant a bonus to the officers as part of their compensation package.
9.1.2
The entitlement to a bonus will be determined according to measureable quantitative criteria (hereinafter: “the measureable bonus”) and qualitative criteria (hereinafter: “the discretionary component”).

9.1.3	An officer who has worked less than one full calendar year will be entitled to a proportionate annual bonus according to his period of employment, insofar as he is entitled to a bonus.

Measurable bonus for the Company’s Chairman of the Board, Deputy Chairman and ~~President~~ CEO
~~9.1.4~~	~~The Company’s Chairman of the Board and President will be entitled to a bonus deriving from the consolidated profit rate before tax and before bonuses (hereinafter: “the determining profit”).~~
~~The annual bonus of these officers shall be 3% of the determining profit, and 5% of the determining profit if the profit is higher than NIS 3 million.~~
~~9.1.5~~	~~The annual measureable bonus ceiling shall not exceed 200% of the annual management fees of these officers.~~

1 “Monthly salary to the Deputy CEO, CFO and other officers” with regards to other officers working in the Company whose gross base salary without any gross ups, grants, social and/or related benefits or any other grant/payment, and with regard to Company officers who provide services in exchange for a management fee – 70% of the monthly amount paid to such an officer against an invoice, as may be applicable.

~~Measurable bonus for the CEO~~
~~9.1.6~~	The Company’s Chairman of the Board, Deputy Chairman and CEO’s measurable bonus shall not exceed ~~8~~ 12 management fees/ monthly salaries of each of the officers.
9.1.7	The bonus mechanism:
▪
An operating profit target before bonuses ~~and~~ , operating financing expenses (and payments to the former Chairman of the Board and the former President) will be determined at the beginning of each year (hereinafter: “the profit target”). The profit target will be determined at the beginning of each year and be approved by the compensation committee.

▪	Achieving the profit target will entitle each of the Chairman of the Board, Deputy Chairman of the Board and the CEO to a bonus of ~~0.25%-0.5~~3% of the profit target.
▪
Furthermore, if the actual profit is higher than the profit target, each of the Chairman of the Board, Deputy Chairman of the Board and the CEO will be entitled to an additional bonus of ~~0.5%-~~1% of the difference between the actual profit and the profit target.

~~▪~~
The Chairman of the Board, Deputy Chairman and the CEO will not be paid a measurable bonus in any case of the actual profit being lower than NIS ~~18~~10 million. Notwithstanding, for the first fiscal year, each of the Deputy Chairman of the Board and the CEO will not be paid a measurable bonus if the actual profit of the Company is being lower than NIS 5 million

9.1.8        Bonus payment deferral:
If the measurable bonus is higher than ~~6.5~~12 salaries/management fees, then the bonus in excess of ~~6.5~~12 salaries/management fees will be deferred and paid after issuance of the financial statements for the following year. The aforesaid excess bonus will be paid according to the following calculation:

▪
The bonus for the previous year will be recalculated, and the profit from the previous year will be reduced only by a negative difference in respect of the following year. A negative difference exists when 60% of the target profit in the following year or NIS ~~18 million~~10 million (or NIS 5 million for the first year, as may be the case) (whichever higher), is higher than the actual profit in the following year, and it is equal to the difference between them. This calculation will provide an updated result of the previous year’s profit and the number of bonus salaries/management fees for the previous year will be recalculated on its basis (hereinafter: “updated previous year bonus”).

▪
If the number of bonus salaries/management fees in the updated bonus calculation for the previous year is still higher than the number of salaries/management fees calculated for the Chairman of the Board, Deputy Chairman of the Board and the CEO in the previous year, each of the Chairman of the Board Deputy Chairman and the CEO will be paid the excess amount. If the updated previous year bonus is lower than the number of salaries/management fees calculated for each of the Chairman of the Board, Deputy Chairman and the CEO in the previous year, each of the Chairman of the Board, Deputy Chairman and the CEO will not be paid the excess amount.

Measurable bonus for the Deputy CEO, CFO and other officers
9.1.9
The measurable bonus for the Deputy CEO, CFO and other officers shall not exceed 4 ~~and 2~~ monthly salaries, ~~respectively~~as defined in footnote 2; With regards to other officers, their measurable bonus will not exceed 2 monthly salaries as stated.

9.1.10
The bonus mechanism:
~~The~~▪ An operating profit target for these officers before bonuses and  operating financing expenses will be determined at the ~~same as~~ beginning of each year and be approved by the compensation committee (hereinafter: “the profit target). ~~for~~”) ~~the CEO, with the bonus being calculated according to the achieved rate of the profit target.~~

▪	Achieving the profit target will entitle the Deputy CEO, CFO and other officers to a bonus of up to 0.15% and 0.1%, respectively, of the profit target.
▪
Furthermore, if the actual profit is higher than the profit target, the Deputy CEO, CFO and other officers will be entitled to an additional bonus of 0.4% and 0.2%, respectively, of the difference between the actual profit and the profit target.

▪
~~These officers~~The Deputy CEO and CFO will not be paid a measurable bonus in any case of the actual profit being lower than NIS 10 million. The other officers will not receive a measurable bonus in the event that the actual profit is lower than NIS 18 million.

9.1.11	Commissions
In addition to the measureable bonus, the Company will be permitted to pay trade and sales officers a sales commission and other commissions according to a graded commission program that will be defined at the beginning of each year. The commissions will be based on sales volumes and/or a similar quantitative measure. The amount of the annual commissions to these officers shall not exceed 6 monthly salaries.

Bonus for discretionary component
9.1.12
The Deputy Chairman of the Board, CEO, Deputy CEO, CFO and other officers will be entitled to an annual bonus that will be determined by the compensation committee, while taking into consideration the officer’s performance in that year. The criteria that will be used to determine the eligibility to a bonus in respect of this component will include, inter alia:

▪	The person in charge’s evaluation of the personal contribution of the officer to the Company’s performance, achieving its objectives, maximizing its profits and its success.
▪	The person in charge’s evaluation of the quality of the officer’s performance.
▪              A material change in the duties of the officer.
▪	The Company’s need for retaining officers having special skills, knowledge or expertise.
▪           Compliance with internal procedures, legal and/or regulatory objectives.
▪           The officer’s level of responsibility.
The qualitative evaluation will be performed by the person in charge of the officer. The qualitative evaluation of the CEO will be performed by the Company’s Board of Directors and/or compensation committee.
9.13
The bonus in respect of this component shall not exceed ~~2~~6 monthly salaries/management fees for each of the Deputy Chairman of the Board and the CEO; and one monthly salary for the Deputy CEO, CFO and other officers.

Other bonus related terms
9.1.14
Subject to that mentioned in agreements that exist on the date of approving this policy, after receiving the compensation committee’s recommendation, the Company’s Board of Directors has the authority to reduce the variable compensation components mentioned above in this document, at its full and exclusive discretion, if the circumstances are found to justify such a reduction.

9.1.15
The compensation committee and Board of Directors are permitted to approve a proportionate bonus when employment is terminated during the year, insofar as the officer was not dismissed under circumstances justifying the non-payment of severance pay.

Payback of compensation granted on the basis of incorrect financial information (clawback)
9.1.16
An officer will be required to return to the Company any surplus amounts that he was paid as part of his employment terms, if they were paid on the basis of information that was found to be incorrect and was restated in the Company’s financial statements over a three year period following the date of approving the bonus. It is clarified that restatement following a change in accounting policy or first time adoption of an accounting policy shall not result in the Company demanding from the officer to return amounts that were paid.

9.1.17
The amount of the surplus payments will be determined according to the difference between the amount that was actually received by the officer and the amount that would have been received according to the amended data restated in the Company’s financial statements.

9.2	Share-based payment
9.2.1	A share-based payment strengthens the correlation between the officer’s compensation and the maximizing of value for the Company’s shareholders.
9.2.2
The Company reserves the right to grant to the officers restricted shares, options to ordinary shares and any other type of share-based payment, according to the equity compensation plans that were and will be adopted from time to time and subject to any relevant law.

The share based payment under all employee and executive incentive schemes, during the term of this Compensation Policy, being 3 years from the date of its approval, will not exceed 10 percent of the issued share capital of the Company.
9.2.3
If the Company should grant share-based compensation to an officer of the Company, the annual benefit in respect of this compensation will be subject to the ceilings described hereunder (for this purpose the annual benefit will not be defined according to accounting standards but will be the result obtained from dividing the economic value of the share-based compensation on its grant date by the number of years required for the share-based compensation to fully vest2):

-
The Company’s Chairman of the Board ~~and President~~: the amount of the annual benefit in respect of the share-based compensation on the grant date shall not exceed 50% of the annual management fees. ~~of each one of these officers.~~

The Deputy Chairman of the Board and the CEO: the amount of the annual benefit in respect of the share-based compensation on the grant date shall not exceed 40% of the annual salary cost/management fees of each one of these officers.

-
The Deputy CEO, CFO and other officers: the amount of the annual benefit in respect of the share-based compensation on the grant date shall not exceed 20% of the annual salary cost of each one of these officers.

9.2.4
A period of at least 3 years from the grant date will be required until the full vesting of the equity compensation granted to an officer, and the exercise period of the first portion will be no less than one year. In addition, the Company will be permitted to adopt a policy of annual grants with each portion vesting after two years.

9.2.5
The officer’s eligibility to share-based compensation upon termination of the work relations will be in accordance with the definitions of the share-based compensation plans that were or will be adopted by the Company, with reference to the terms for such plans as they are accepted in the market.

10.	Ratio between the Fixed Compensation Components and the Variable Components

10.1	The Company’s Chairman of the Board ~~and President~~, Deputy Chairman and CEO The ratio between the variable components and the fixed component shall not exceed 250%.
The ratio between the variable components and the fixed component shall not exceed 250%.
10.2	~~The Company’s CEO The ratio between the variable components and the fixed component shall not exceed 100%.~~
10.~~3~~ 2	The Deputy CEO, CFO and other officers

The ratio between the variable components and the fixed component shall not exceed 50% for the Deputy CEO and 45% for the other officers (for the other officers involved in trade and sales this ratio shall not exceed 80%).

2 Without taking into consideration the accounting reduction for anticipated turnover rates.

11.1 The Company may reward the Members of the Board with an annual salary and participation fees, which shall not exceed the “maximum amount" as set forth in the Companies Regulations (Rules Regarding Compensation and expenses of an External Director), 5760 – 2000 (the "Compensation Regulations") and in accordance with the degree of equity of the Company as defined in the Compensation Regulations (as amended from time to time), provided that regarding the directors who are controlling shareholders of the Company or their relatives, their annual compensation and participation do not exceed the minimum amount paid to a Director of the Company.

It is clarified that any director in the company that will receive any other compensation from the company will not be entitle to director’s remuneration.

~~11.1 The remuneration of the Company’s external directors and independent directors will be determined according to the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director – 2000 (hereinafter: “the Remuneration Regulations”), and will include an annual remuneration, remuneration for participation in meetings of the Board of Directors and/or its committees, and any other benefit (including reimbursement of expenses) that is granted to directors by law.~~

11.2 The annual remuneration and participation remuneration shall not exceed the maximum ~~amounts provided in the Remuneration Regulations, according to the Company’s level. With regard to an expert external director who meets the criteria provided in the Remuneration Regulations, the maximum amounts will be higher, all as provided in the Remuneration Regulations.~~

11.	11. Directors’ Remuneration ~~(Other than the Company’s Chairman of the Board and President)~~

11.1
The Company may reward the Members of the Board with an annual salary and participation fees, which shall not exceed the “maximum amount" as set forth in the Companies Regulations (Rules Regarding Compensation and expenses of an External Director), 5760 – 2000 (the "Compensation Regulations") and in accordance with the degree of equity of the Company as defined in the Compensation Regulations (as amended from time to time), provided that regarding the directors who are controlling shareholders of the Company or their relatives, their annual compensation and participation do not exceed the minimum amount paid to a Director of the Company.
It is clarified that any director in the company that will receive any other compensation from the company will not be entitle to director’s remuneration.

~~11.1~~
~~The remuneration of the Company’s external directors and independent directors will be determined according to the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director – 2000 (hereinafter: “the Remuneration Regulations”), and will include an annual remuneration, remuneration for participation in meetings of the Board of Directors and/or its committees, and any other benefit (including reimbursement of expenses) that is granted to directors by law.~~

~~11.2~~
 ~~The annual remuneration and participation remuneration shall not exceed the maximum amounts provided in the Remuneration Regulations, according to the Company’s level. With regard to an expert external director who meets the criteria provided in the Remuneration Regulations, the maximum amounts will be higher, all as provided in the Remuneration Regulations.~~

11.~~3~~ 2
For remote participation in meetings of the Board of Directors and/or its committees by electronic means (conference calls, conference video calls, etc.) and for participation in board decisions without actually meeting, the directors will be paid a partial amount according to that provided in the Remuneration Regulations.

12.	Release, Indemnification and Insurance of Officers

12.1	Insurance of directors and officers
The directors and officers will be covered by a directors and officers liability insurance policy that will be acquired by the Company according to the provisions of the law from time to time. The amount of the maximum insurance coverage shall not exceed US$ 15 million. The annual insurance fee shall not exceed US$ 100 thousand.
12.2	Release and indemnification letters to directors and officers
The Company may provide release and indemnification letters to the directors and officers according to the version approved from time to time by the authorized bodies of the Company.
The overall amount of the indemnification to the officers shall not exceed a percentage of the Company’s equity as specified in the Company’s articles (25% on the date of drafting the policy) according to the most recent financial statements issued before the actual date of paying the indemnification.